UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Zeta Acquisition Corp. III

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Argyris Vassiliou
45 - 10 Court Square, FL#2
Long Island City, NY 11101
(718) 784-8020

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1	NAMES OF REPORTING PERSONS: Argyris Vassiliou

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
USA

	7	SOLE VOTING POWER:
1,000,000
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		1,000,000
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
20%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

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Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Zeta Acquisition Corp. III, whose principal executive offices are located at c/o Equity Dynamics Inc., 666 Walnut Street, Suite 2116, Des Moines, IA 50309 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Argyris Vassiliou (the “Reporting Person”).

(b) The business address of the Reporting Person is 45 - 10 Court Square, FL#2, Long Island City, NY 11101.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is President of ACME Pallet Company, Inc., located at 45 - 10 Court Square, FL#2, Long Island City, NY 11101.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

On December 14, 2007, AANA Ltd. purchased 625,000 shares of Common Stock directly from the Issuer for an aggregate purchase price equal to $6,250. Mr. Vassiliou, his wife and his two minor children are the owners of AANA Ltd. Mr. Vassiliou has sole investment and voting power of the shares of Common Stock owned by AANA Ltd. Accordingly, by virtue of his sole investment and voting control of the securities owned by AANA Ltd., Mr. Vassiliou may be deemed to be an indirect beneficial owner of the 625,000 shares of Common Stock owned by AANA Ltd.

On December 14, 2007, NICALE Partners purchased 375,000 shares of Common Stock directly from the Issuer for an aggregate purchase price equal to $3,750. Mr. Vassiliou’s minor children are the owners of NICALE Partners. Mr. Vassiliou has sole investment and voting power of the shares of Common Stock owned by NICALE Partners. Accordingly, by virtue of his sole investment and voting control of the securities owned by NICALE Partners, Mr. Vassiliou may be deemed to be an indirect beneficial owner of the 375,000 shares of Common Stock owned by NICALE Partners.

The source of funds used to purchase the securities reported herein was the working capital of AANA Ltd. and NICALE Partners, with respect to each company’s shares of Common Stock, over which the Reporting Person has investment discretion.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction.

None.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 1,000,000 shares of Common Stock, representing 20% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10-SB filed on February 1, 2008.)

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(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 1,000,000 shares of Common Stock owned by the Reporting Person.

(c) The 625,000 and 375,000 shares of Common Stock reported herein were acquired by AANA Ltd. and NICALE Partners, respectively, from the Issuer effective December 14, 2007.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2008

ARGYRIS VASSILIOU

By:	/s/ Argyris Vassiliou
Argyris Vassiliou

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